Trombly Business Law
                           1320 Centre St., Suite 202
                                Newton, MA 02459
                            617-243-0060 (telephone)
                               309-406-1426 (eFax)


October  13,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  3561
Washington,  DC  20549

     Attn: Ms.  Michele  M.  Anderson

     Re:  Jane  Butel  Corporation
          Revised Preliminary Information Statement on Schedule 14C Filed September 2, 2005
          File  No.  0-50104

Dear  Ms.  Anderson:

Enclosed for your review please find the opinion of Florida counsel, as requested.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              /s/  Amy  M.  Trombly

                              Amy  M.  Trombly
                              Counsel  for  Jane  Butel  Corporation

Enclosure

cc:     Jane  Butel  Corporation



                              KIEFNER & HUNT, P.A.
                       146 Second Street North, Suite 300
                            St. Petersburg, FL 33701
                           (727) 894-8000 (telephone)
                           (727) 894-8002 (facsimile)
                             www.kiefnerhuntlaw.com

                                                                       Reply to:
                                                                Clifford J. Hunt
                                                       cjhunt@kiefnerhuntlaw.com

                                October 12, 2005

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.  Mail  Stop  3561
Washington,  D.C.  20549

     Attn:     Ms.  Michele  M.  Anderson

Re:  Jane  Butel  Corporation
     Revised Preliminary Information Statement on Schedule 14C Selected Florida corporation law issues
     File  No.  0-50104

Dear  Ms.  Anderson:

     We are Florida legal counsel to the Jane Butel Corporation (the "Company") and have been asked by our client to render an opinion regarding certain issues arising under the Florida Business Corporation Act, Fla. Stat. 607.0101 et seq. (2005) (the "Corporation Act"). We understand that our opinion is being solicited in connection with the Company's filing of a preliminary information statement under the Securities Act of 1933, as amended (the "Securities Act").

     In rendering this opinion, we have conducted no investigation other than as indicated herein; and we have assumed and relied upon the accuracy of the information provided to us, and the statements made to us by securities counsel for the Company. Reference is made to that specific letter from Amy M. Trombly, Esquire to Ms. Michele M. Anderson of the Securities and Exchange Commission (the "Commission") dated September 30, 2005 (the "Trombly Letter"). A copy of the Trombly letter is attached hereto for your ease of reference. We understand that the Trombly Letter was provided in response to comments of the Commission's staff (the "Staff") as set forth in a letter dated September 23, 2005. For purposes of this opinion we have assumed as true and accurate and have relied upon the recitation of facts and circumstances set forth in the Trombly Letter. We have further considered such additional facts as we deemed relevant and necessary to formulate the opinions set forth herein.

Subject to the foregoing, we understand that the Commission Staff is requesting an opinion from Florida counsel regarding applicability of certain provisions of the Corporations Act to the facts and circumstances set forth in the Trombly Letter. Specifically, the Staff has asked for an opinion regarding (i) whether the sale of assets by the Company to Jane Butel required shareholder approval;
and (ii) whether the issuance of common stock by the Company to Bootie Beer Company ("Bootie Beer") required shareholder approval. Our response is set forth below.

1. Did the sale of assets by the Company to Jane Butel require shareholder approval?

     Without reciting all of the facts set forth in the Trombly Letter relative to this inquiry, we understand that the sale of assets occurred as a means of satisfying indebtedness of the Company. A board of directors' allocation of a company's assets for such purpose is specifically authorized by Section 607.1201 of the Corporations Act.

607.1201  SALE OF ASSETS IN REGULAR COURSE OF BUSINESS
AND  MORTGAGE  OF  ASSETS.--
(1) A corporation may, on the terms and conditions and for the consideration determined by the board of directors:
(a) Sell, lease, exchange, or otherwise dispose of all, or substantially all, of its property in the usual and regular course of business;
(b) Mortgage, pledge, dedicate to the repayment of indebtedness (whether with or without recourse), create a security interest in, or otherwise encumber any or all of its property whether or not in the usual and regular course of business; or
(c) Transfer any or all of its property to a corporation all the shares of which are owned by the corporation.
(2) Unless the articles of incorporation require it, approval by the shareholders of a transaction described in subsection (1) is not required.

     It is well-established in Florida law that a corporation has both express and implied powers to transfer its property or assets subject to limitations imposed by the Florida Constitution, Florida statutory law, articles of incorporation, or public policy. De La Rosa v. Tropical Sandwiches, Inc., 298 So.2d 471, 472 (Fla. 3d DCA 1974) reh'g denied.

Where a sale of corporate assets or other property occurs, there is a presumption that the directors of the corporation acted honestly in the transaction and in the best interests of the company's shareholders. Id., citing Baron v. Pressed Metals of America, 35 Del.Ch. 325, 117 A.2d 357 (1955).See
Boettcher  v.  IMC  Mortgage  Company,  871 So.2d 1047, 1052 (Fla. 2d DCA 2004).

     It is clear that the provisions of Section 607.1201(1)(b) provide express authorization for the sale of corporate assets to satisfy its debt obligations. The facts and circumstances set forth in the Trombley letter provide no basis to conclude that there is any dispute regarding the good-faith acts of the Board of Directors in dedicating Company assets to the repayment of indebtedness and, we otherwise have no reason to believe that any such dispute exists. Thus, we are not aware of any facts or circumstances that could arguably overcome the presumption that the Board of Directors acted honestly and in the best interests of the shareholders. Finally, we are advised that the Company's articles of incorporation do not require shareholder approval of the asset sale. Under such circumstances, Section 607.1201(2) of the Corporation Act specifically authorizes the sale without shareholder approval.

2. Did the issuance of common stock by the Company to Bootie Beer require shareholder approval?

     We understand from the facts and circumstances set forth in the Trombly Letter that the Company issued shares of its common stock to Bootie Beer in connection with a merger transaction. Section 607.0621 of the Corporation Act authorizes a corporate board of directors to issue shares of corporate capital stock for several types of consideration.

607.0621  ISSUANCE  OF  SHARES.--
(1) The powers granted in this section to the board of directors may be reserved to the shareholders by the articles of incorporation.
(2) The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, promises to perform services evidenced by a written contract, or other securities of the corporation.
(3) Before the corporation issues shares, the board of directors must determine that the consideration received or to be received for shares to be issued is adequate. That determination by the board of directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid, and nonassessable. When it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the board of directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.
(4) When the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued therefor are fully paid and nonassessable. Consideration in the form of a promise to pay money or a promise to perform services is received by the corporation at the time of the making of the promise, unless the agreement specifically provides otherwise.
(5) The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the note is paid, or the benefits received. If the services are not performed, the shares escrowed or restricted and the distributions credited may be canceled in whole or part.

     We are informed that the Board of Directors adopted a resolution approving the merger and the issuance of Company shares in connection therewith. Further, we are informed that the Company's articles of incorporation do not vest any rights, authority or power to the Company's shareholders to issue shares or otherwise vote on the issuance of shares.

     Based upon the facts we have assumed above, our examination of various documents and the law, it is our opinion that (i) shareholder approval was not required in connection with the Company's sale of its assets to Jane Butel; and
(ii) shareholder approval was not required for the Company's issuance of shares of its capital stock to Bootie Beer in connection with the merger between the two companies.

     In our examination of the documents provided for our review, we have assumed the genuineness of all signatures, the legal capacity of each signatory to such documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified, facsimile, e-mail or photostatic copies, and the authenticity of the originals of such latter documents. We have assumed that the Documents accurately describe and contain the mutual understanding of the parties as to all matters contained therein, and that no other agreements or understandings exist between the parties with respect to the Documents.

     Any reference herein to "our knowledge" or to any matter "known to us," "of which we are aware" or "coming to our attention" or any variation of any of the foregoing used herein (i) signify that, in the course of our representation of the Company, no information has come to our attention that would give us actual knowledge or actual notice that any facts underlying such opinions are not accurate, and (ii) the words are intended to be limited to the knowledge of the lawyers within our firm that have given substantive attention to matters on behalf of the Company.

     For purposes of this opinion, we have assumed that the merger agreement identified herein has been duly authorized, executed and delivered by the parties thereto, that the parties each had the legal capacity and all requisite power and authority to effect the transactions contemplated by the merger agreement and that the merger agreement is the valid, binding and enforceable obligation of the parties enforceable against them in accordance with its terms. We are expressing no opinion herein as to the application of, or compliance with, any federal, state or local law or regulation relating to the power, authority or competence of any party to the transactions described herein other than the Company.

     We express no opinion as to the laws of any state or jurisdiction other than the Florida Business Corporation Act and the federal laws of the United States. Accordingly, to the extent that any other laws govern any of the matters as to which we express an opinion, we have assumed, without independent investigation, that the laws of such jurisdiction are identical to the Florida Business Corporation Act, and we express no opinion as to whether such assumption is reasonable or correct.

     The foregoing opinion is subject to the accuracy of the information provided and statements made to us, and is based upon the facts assumed above. It is intended only for your use, that of the Company and your respective counsel and is not to be relied upon by any other person or entity, and further distribution or dissemination of this letter is unauthorized.

                              Sincerely,

                              KIEFNER  &  HUNT,  P.A.

                              /s/  Clifford  J.  Hunt
                              -----------------------------
                              Clifford  J.  Hunt,  Esquire